

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2020

Corey Lambrecht
Chief Financial Officer
SinglePoint Inc.
2999 North 44th Street, Suite 530
Phoenix, AZ 85018

> **Re: SinglePoint Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 31, 2020**
> **Form 8-K Filed March 9, 2020**
> **Response Dated June 16, 2020**
> **File No. 0-53425**

Dear Mr. Lambrecht:

We have reviewed your June 16, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 29, 2020 letter.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 8. Financial Statements and Supplementary Data
Revenues, page F-7

1. We reviewed your response to comment 3. Given how distinct your businesses are and the product categories reflected on your website, please tell us your consideration of using more than one category for disaggregation of your revenues. Refer to paragraphs 89 through 91 of ASC 606-10-55.

Note 3 - Investments, Acquisitions and Goodwill, page F-10

2. We reviewed your response to comment 5. We note you have recognized the entire purchase price of the Acquired Assets to goodwill based on the workforce acquired. Please explain to us in detail how you determined the acquisition was a business combination referencing authoritative literature to support your conclusion. Refer to ASC 805-10-55.

Form 8-K Filed March 9, 2020

Exhibit 99.1, page 4

3. We reviewed your response to comment 4. Reference is again made to your disclosure of expected gross bookings and gross revenue. In future filings, disclose the definition of each and clarify which amounts are not reflected in your financial statements and how these amounts influence your financial statements.

    Please contact Adam Phippen, Accountant, at (202) 551-3336 or Donna Di Silvio, Accountant, at (202) 551-3202 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services